082-03109

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

June 30, 2007 and 2006

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

June 30, 2007 and 2006

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
June 30, 2007 and 2006 and December 31, 2006

A member firm of

Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of June 30, 2007, and the related non-consolidated statements of income and cash flows for the three-month periods and six-month periods ended June 30, 2007 and 2006, and changes in shareholders' equity for the three-month period and six-month period ended June 30, 2007, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2006, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated January 30, 2007. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2006, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2006, except for the effects in adopting SKFAS No. 21 and Korea Accounting Institute Opinion 06-2.

As discussed in Note 15 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

As discussed in Note 2, the Company adopted SKFAS No. 21, *Preparation and Presentation of Financial Statements*, and changed its method of accounting for deferred income taxes on temporary differences relating to investments in subsidiaries and equity investees to comply with the Korea Accounting Institute Opinion 06-2. The financial statements as of December 31, 2006, and for the three-month period and six-month period ended June 30, 2006, have been restated to conform with SKFAS No. 1.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
July 31, 2007

This report is effective as of July 31, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2007 and December 31, 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Assets				
Current assets				
Cash and cash equivalents	₩ 1,941,425	₩ 977,989	$ 2,096,571	$ 1,056,144
Short-term financial instruments	1,406,425	3,335,141	1,518,817	3,601,664
Short-term available-for-sale securities (Note 4)	761,110	2,058,781	821,933	2,223,306
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	2,021,561	1,842,439	2,183,111	1,989,675
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	554,716	864,669	599,045	933,768
Inventories, net of valuation losses (Note 6)	3,174,486	3,219,474	3,428,171	3,476,754
Short-term deferred income tax assets (Note 21)	1,293,538	1,155,410	1,396,909	1,247,743
Short-term receivables under finance lease (Note 7)	109,189	69,348	117,916	74,890
Prepaid expenses and other current assets	1,351,868	1,190,906	1,459,901	1,286,074
Total current assets	12,614,318	14,714,157	13,622,374	15,890,018
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 10)	29,802,129	28,820,442	32,183,725	31,123,587
Long-term available-for-sale securities (Note 8)	2,106,487	1,148,944	2,274,824	1,240,760
Equity-method investments (Note 9)	12,809,708	11,265,083	13,833,378	12,165,316
Intangible assets, net of accumulated amortization (Note 11)	543,185	522,378	586,593	564,123
Long-term receivables under finance lease (Note 7)	288,836	154,140	311,918	166,458
Long-term deposits and other assets, net (Note 12)	1,085,582	1,183,984	1,172,334	1,278,602
Total assets	₩ 59,250,245	₩ 57,809,128	$ 63,985,146	$ 62,428,864

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2007 and December 31, 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,158,847	₩ 1,869,101	$ 2,331,368	$ 2,018,468
Other accounts and notes payable	2,493,053	3,291,797	2,692,282	3,554,856
Accrued expenses (Note 14)	3,022,591	2,873,148	3,264,137	3,102,752
Income taxes payable	1,047,401	1,111,233	1,131,103	1,200,036
Other current liabilities	605,714	489,736	654,120	528,872
Total current liabilities	9,327,606	9,635,015	10,073,010	10,404,984
Foreign currency notes and bonds (Note 13)	87,089	87,317	94,049	94,295
Long-term advances received	252,975	340,033	273,191	367,206
Long-term accrued expenses (Note 14)	28,325	274,527	30,589	296,465
Deferred income tax liabilities (Note 21)	1,528,476	1,221,815	1,650,622	1,319,455
Accrued severance benefits, net	826,095	620,469	892,111	670,053
Other long-term liabilities	386,700	432,368	417,601	466,920
Total liabilities	12,437,266	12,611,544	13,431,173	13,619,378
Commitments and contingencies (Note 15)				
Shareholders' equity				
Capital stock (Note 16)				
Common stock	778,047	778,047	840,224	840,224
Preferred stock	119,467	119,467	129,014	129,014
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,755,824	4,755,824
Other capital surplus	1,960,574	1,963,351	2,117,251	2,120,249
Capital adjustments				
Treasury stock (Note 18)	(9,242,595)	(7,520,023)	(9,981,204)	(8,120,975)
Stock options (Note 19)	504,202	539,153	544,495	582,239
Accumulated other comprehensive income (Note 20)	1,656,969	556,924	1,789,382	601,429
Retained earnings (Note 17)	46,632,422	44,356,772	50,358,987	47,901,482
Total shareholders' equity	46,812,979	45,197,584	50,553,973	48,809,486
Total liabilities & shareholders' equity	₩ 59,250,245	₩ 57,809,128	$ 63,985,146	$62,428,864

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Six-Month Periods ended June 30, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2007	2006	2007	2006	2007	2006	2007	2006
Sales (Note 26)	₩14,632,873	₩14,107,860	$15,802,239	$15,235,270	₩29,018,885	₩28,067,117	$31,337,889	$30,310,062
Cost of sales	11,289,660	10,396,837	12,191,857	11,227,686	22,231,348	20,575,116	24,007,934	22,219,348
Gross profit	3,343,213	3,711,023	3,610,382	4,007,584	6,787,537	7,492,001	7,329,955	8,090,714
Selling, general and administrative expenses	2,432,540	2,292,984	2,626,934	2,476,224	4,693,757	4,459,976	5,068,853	4,816,389
Operating profit	910,673	1,418,039	983,448	1,531,360	2,093,780	3,032,025	2,261,102	3,274,325
Non-operating income								
Interest and dividend income	43,533	51,514	47,012	55,631	114,491	131,784	123,640	142,315
Commission income	93,084	66,891	100,523	72,237	161,957	137,498	174,900	148,486
Gain on disposal of available-for-sale securities	5,538	28,104	5,981	30,350	20,658	35,153	22,309	37,962
Gain on disposal of property, plant and equipment	8,177	36,040	8,830	38,920	46,935	43,835	50,686	47,338
Foreign exchange gains	21,222	115,521	22,918	124,753	65,125	193,946	70,329	209,445
Gain on foreign currency translation	80,079	2,499	86,478	2,699	91,562	98,911	98,879	106,815
Gain on valuation of equity-method investments	579,366	286,035	625,665	308,893	1,234,453	737,396	1,333,103	796,324
Reversal of allowance for doubtful accounts	2,303	606	2,487	654	2,800	3,368	3,024	3,637
Others	93,013	76,952	100,446	83,101	163,410	163,984	176,468	177,089
	926,315	664,162	1,000,340	717,238	1,901,391	1,545,875	2,053,338	1,669,411

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Six-Month Periods ended June 30, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2007	2006	2007	2006	2007	2006	2007	2006
Non-operating expenses								
Interest expenses	₩ 11,545	₩ 11,766	$ 12,468	$ 12,706	₩ 24,132	₩ 23,404	$ 26,060	$ 25,274
Loss on disposal of trade accounts and notes receivable	62,983	60,522	68,016	65,359	126,407	113,410	136,509	122,473
Donations	19,456	50,894	21,011	54,961	34,372	73,336	37,119	79,197
Loss on disposal of available-for-sale securities	1,752	-	1,892	-	1,752	503	1,892	543
Loss on disposal of equity method investments	25,142	-	27,151	-	25,142	-	27,151	-
Loss on disposal of property, plant and equipment	945	19,058	1,021	20,581	21,715	21,489	23,450	23,206
Foreign exchange losses	55,060	108,170	59,460	116,814	132,823	177,639	143,437	191,835
Loss on foreign currency translation	8,959	2,104	9,675	2,272	18,216	35,551	19,672	38,392
Loss on valuation of equity-method investments	23,751	51,215	25,649	55,308	120,398	94,505	130,019	102,057
Others	9,078	18,175	9,803	19,628	30,998	54,031	33,476	58,349
	218,671	321,904	236,146	347,629	535,955	593,868	578,785	641,326
Net income before income tax	1,618,317	1,760,297	1,747,642	1,900,969	3,459,216	3,984,032	3,735,655	4,302,410
Income tax expense (Note 21)	195,803	263,644	211,450	284,713	437,491	605,584	472,453	653,978
Net income	₩ 1,422,514	₩ 1,496,653	$ 1,536,192	$ 1,616,256	₩ 3,021,725	₩ 3,378,448	$ 3,263,202	$ 3,648,432
Basic earnings per share (Note 22) (in Korean won and U.S.dollars)	₩ 9,740	₩ 9,949	$ 11	$ 11	₩ 19,429	₩ 22,378	$ 21	$ 24
Diluted earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 9,618	₩ 9,794	$ 10	$ 11	₩ 19,185	₩ 22,022	$ 21	$ 24

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2007	2006	2007	2006	2007	2006	2007	2006
Cash Flows from operating activities								
Net income	₩ 1,422,514	₩ 1,496,653	$ 1,536,192	$ 1,616,256	₩ 3,021,725	₩ 3,378,448	$ 3,263,202	$ 3,648,432
Adjustments to reconcile net income to net cash provided by operating activities								
Depreciation and amortization	1,728,309	1,359,761	1,866,424	1,468,424	3,390,489	2,644,493	3,661,435	2,855,824
Provision for severance benefits	141,201	156,237	152,485	168,722	286,490	277,210	309,384	299,363
Loss on disposal of trade accounts and notes receivable	62,983	60,522	68,016	65,359	126,407	113,410	136,509	122,473
Loss on disposal of property, plant and equipment	945	19,058	1,021	20,581	21,715	21,489	23,450	23,206
Gain on disposal of property, plant and equipment	(8,177)	(36,040)	(8,830)	(38,920)	(46,935)	(43,835)	(50,686)	(47,338)
Loss on disposal of available-for-sale securities	1,752	-	1,892	-	1,752	503	1,892	543
Gain on disposal of available-for-sale securities	(5,538)	(28,104)	(5,981)	(30,350)	(20,658)	(35,153)	(22,309)	(37,962)
Loss on foreign currency translation	8,959	2,104	9,675	2,272	18,187	35,551	19,640	38,392
Gain on foreign currency translation	(80,079)	(2,499)	(86,478)	(2,699)	(91,562)	(98,911)	(98,879)	(106,815)
Loss on valuation of equity-method investments	23,751	51,215	25,649	55,308	120,398	94,505	130,019	102,057
Gain on valuation of equity-method investments	(475,657)	(173,899)	(513,668)	(187,796)	(970,127)	(487,256)	(1,047,653)	(526,194)
Deferred income taxes	(89,912)	(20,127)	(97,097)	(21,735)	(154,448)	15,278	(166,790)	16,499
Others	47,160	71,216	50,928	76,907	97,965	194,621	105,795	210,173
	2,778,211	2,956,097	3,000,228	3,192,329	5,801,398	6,110,353	6,265,009	6,598,653

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2007	2006	2007	2006	2007	2006	2007	2006
Changes in operating assets and liabilities								
Decrease (increase) in trade accounts and notes receivable	₩ 156,288	₩ (409,361)	$ 168,778	$ (442,075)	₩ (310,833)	₩ (445,770)	$ (335,673)	$ (481,393)
Decrease (increase) in other accounts and notes receivable	60,563	(90,457)	65,403	(97,686)	310,170	303,974	334,957	328,266
Decrease (increase) in inventories	16,510	(56,834)	17,829	(61,376)	(21,927)	(307,330)	(23,679)	(331,890)
Increase (decrease) in trade accounts and notes payable	7,232	(56,419)	7,810	(60,928)	290,944	211,888	314,194	228,821
Decrease in other accounts and notes payable	(569,846)	(172,267)	(615,384)	(186,033)	(872,962)	(460,717)	(942,724)	(497,535)
Increase (decrease) in accrued expenses	396,782	423,250	428,490	457,073	(129,658)	(139,073)	(140,019)	(150,187)
Increase (decrease) in income taxes payable	144,125	(215,914)	155,643	(233,168)	(61,867)	(267,869)	(66,811)	(289,275)
Payment of severance benefits	(43,629)	(32,483)	(47,116)	(35,079)	(119,548)	(84,539)	(129,102)	(91,295)
Others	188,293	146,836	203,340	158,571	101,062	54,559	109,138	58,919
Net cash provided by operating activities	3,134,529	2,492,448	3,385,021	2,691,628	4,986,779	4,975,476	5,385,290	5,373,084

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from investing activities								
Net decrease (increase) in short-term financial instruments	₩ (256,281)	₩ 1,578,596	$ (276,761)	$ 1,704,747	₩ 1,928,716	₩ 1,867,010	$ 2,082,847	$ 2,016,210
Proceeds from disposal of short-term available-for-sale securities	715,539	977,890	772,720	1,056,037	2,040,659	1,644,689	2,203,735	1,776,122
Acquisition of short-term available-for-sale securities	(505,020)	(318,885)	(545,378)	(344,368)	(715,020)	(1,077,800)	(772,160)	(1,163,931)
Proceeds from disposal of property, plant and equipment	68,317	158,379	73,776	171,036	174,730	192,905	188,693	208,321
Acquisition of property, plant and equipment	(1,941,614)	(2,501,117)	(2,096,775)	(2,700,990)	(4,682,651)	(4,781,771)	(5,056,859)	(5,163,900)
Proceeds from disposal of long-term available-for-sale securities	14,199	-	15,334	-	14,349	3,197	15,496	3,452
Proceeds from disposal of investments	335,735	66	362,565	71	335,735	66	362,565	71
Acquisition of long-term available-for-sale securities	(1,869)	(7,249)	(2,018)	(7,828)	(2,918)	(8,492)	(3,151)	(9,171)
Acquisition of equity-method investments	(448,060)	(305,477)	(483,866)	(329,889)	(601,216)	(374,218)	(649,261)	(404,123)
Others	(1,727)	(32,856)	(1,866)	(35,482)	(6,987)	(59,520)	(7,545)	(64,276)
Net cash used in investing activities	(2,020,781)	(450,653)	(2,182,269)	(486,666)	(1,514,603)	(2,593,934)	(1,635,640)	(2,801,225)

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from financing activities								
Payment of dividends	₩ -	₩ -	$ -	$ -	₩ (746,075)	₩ (757,403)	$ (805,697)	$ (817,930)
Acquisition of treasury stock	-	(1,768,758)	-	(1,910,106)	(1,825,395)	(1,768,758)	(1,971,269)	(1,910,105)
Exercise of stock options	29,711	16,717	32,085	18,053	62,730	101,326	67,743	109,423
Net cash provided by (used in) financing activities	29,711	(1,752,041)	32,085	(1,892,053)	(2,508,740)	(2,424,835)	(2,709,223)	(2,618,612)
Net increase (decrease) in cash and cash equivalents	1,143,459	289,754	1,234,837	312,909	963,436	(43,293)	1,040,427	(46,753)
Cash and cash equivalents								
Beginning of the period	797,966	720,505	861,734	778,083	977,989	1,053,552	1,056,144	1,137,745
End of the period	₩ 1,941,425	₩ 1,010,259	$ 2,096,571	$ 1,090,992	₩ 1,941,425	₩ 1,010,259	$ 2,096,571	$ 1,090,992

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the Three-Month and Six-Month Periods ended June 30, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity, January 1, 2007	₩ 897,514	₩6,367,244	₩ (6,980,870)	₩ 516,520	₩44,460,189	₩45,260,597	$ 969,238	$ 6,876,073	$ (7,538,736)	$ 557,797	$48,013,163	$ 48,877,535
Cumulative effects of restatements (Note 21)	-	-	-	40,404	(103,417)	(63,013)	-	-	-	43,632	(111,681)	(68,049)
Restated beginning balance	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584	969,238	6,876,073	(7,538,736)	601,429	47,901,482	48,809,486
Cash dividends	-	-	-	-	(746,075)	(746,075)	-	-	-	-	(805,697)	(805,697)
Retained earnings after appropriations	-	-	-	-	43,610,697	44,451,509	-	-	-	-	47,095,785	48,003,789
Acquisition of treasury stock	-	-	(1,825,395)	-	-	(1,825,395)	-	-	(1,971,269)	-	-	(1,971,269)
Disposal of treasury stock	-	(5,179)	102,823	-	-	97,644	-	(5,592)	111,040	-	-	105,448
Stock options	-	2,402	(34,951)	-	-	(32,549)	-	2,594	(37,744)	-	-	(35,150)
Gain on valuation of available-for-sale securities	-	-	-	703,480	-	703,480	-	-	-	759,697	-	759,697
Loss on valuation of available-for-sale securities	-	-	-	1,326	-	1,326	-	-	-	1,432	-	1,432
Gain on valuation of equity-method investments	-	-	-	286,357	-	286,357	-	-	-	309,241	-	309,241
Loss on valuation of equity-method investments	-	-	-	108,882	-	108,882	-	-	-	117,583	-	117,583
Net income	-	-	-	-	3,021,725	3,021,725	-	-	-	-	3,263,202	3,263,202
Shareholders' equity, June 30, 2007	₩ 897,514	₩ 6,364,467	₩ (8,738,393)	₩ 1,656,969	₩46,632,422	₩46,812,979	$ 969,238	$ 6,873,075	$ (9,436,709)	$ 1,789,382	$50,358,987	$ 50,553,973

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the Three-Month and Six-Month Periods ended June 30, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholder's equity, April 1, 2007	₩ 897,514	₩6,363,176	₩ (8,767,436)	₩ 730,217	₩45,209,908	₩44,433,379	$ 969,238	$ 6,871,680	$ (9,468,073)	$ 788,571	$48,822,795	$ 47,984,211
Disposal of treasury stock	-	(1,111)	47,081	-	-	45,970	-	(1,200)	50,843	-	-	49,643
Stock options	-	2,402	(18,038)	-	-	(15,636)	-	2,595	(19,479)	-	-	(16,884)
Gain on valuation of available-for-sale securities	-	-	-	617,175	-	617,175	-	-	-	666,496	-	666,496
Loss on valuation of available-for-sale securities	-	-	-	883	-	883	-	-	-	954	-	954
Gain on valuation of equity-method investments	-	-	-	297,943	-	297,943	-	-	-	321,751	-	321,751
Loss on valuation of equity-method investments	-	-	-	10,751	-	10,751	-	-	-	11,610	-	11,610
Net income	-	-	-	-	1,422,514	1,422,514	-	-	-	-	1,536,192	1,536,192
Shareholder's equity June 30, 2007	₩ 897,514	₩6,364,467	₩ (8,738,393)	₩ 1,656,969	₩46,632,422	₩46,812,979	$ 969,238	$ 6,873,075	$ (9,436,709)	$ 1,789,382	$ 50,358,987	$ 50,553,973

The accompanying notes are an integral part of these non-consolidated financial statements
See Report of Independent Accountants.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products, digital appliances and digital media products.

The Company's shares are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, cash flows or changes in shareholders' equity is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No.11 and No. 21 through No. 23 became applicable to the Company on January 1, 2007. Accordingly, the Company adopted these standards in its financial statements as of and for the three-month and six-month periods ended June 30, 2007.

In accordance with SKFAS No. 21, *Preparation and Presentation of Financial Statements*, the Company presented the statement of changes in shareholders' equity as part of its financial statements. The Company separated its capital adjustments account into capital adjustment and accumulated other comprehensive income, and disclosed the details of its comprehensive income in the notes to the non-consolidated financial statements. In addition, the Company disclosed its earnings per share on the face of its statements of income.

These changes had no effect on previously reported net income or shareholders' equity. The comparative statement of changes in shareholders' equity for the three-month and six-month periods ended June 30, 2006, has not been presented as permitted by SKFAS No. 21.

In accordance with SKFAS No. 23, *Earnings per Share*, the Company now deducts any excess of the consideration given over the carrying amount of the preferred shares from the profit available to common stockholders in calculating its earnings per share.

As explained in Note 21, in accordance with the *Korea Accounting Institute Opinion 06-2* announced on December 29, 2006, the Company changed its method of recognizing deferred income taxes on temporary difference in relation to investments in subsidiaries and equity-method investees. The Company's non-consolidated financial statements for the year ended December 31, 2006, and for the three-month and six-month periods ended June 30, 2006, presented herein for comparative purposes, have been restated to reflect this change.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩926 to US$1, the exchange rate in effect on June 30, 2007. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2006 U.S. dollar amounts, which were previously expressed at ₩929 and ₩960 to US$1, the rate in effect on December 31, 2006 and June 30, 2006, respectively, have been restated to reflect the exchange rate in effect on June 30, 2007.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)	2007	2006	Maturity
Financial institution bonds	₩ 194,795	₩ 589,697	Within 1 year
Beneficiary certificates	566,315	1,469,084	Within 1 year
	₩ 761,110	₩ 2,058,781	

5. Accounts and Notes Receivable

Accounts and notes receivable with respective allowance for doubtful accounts as of June 30, 2007 and December 31, 2006, consist of following:

(In millions of Korean won)		2007		2006
Trade accounts and notes receivable	₩	2,042,691	₩	1,862,917
Less: Allowance for doubtful accounts		(21,130)		(20,478)
	₩	2,021,561	₩	1,842,439
Other accounts and notes receivable	₩	561,154	₩	872,093
Less: Allowance for doubtful accounts		(6,384)		(7,372)
Present value discounts		(54)		(52)
	₩	554,716	₩	864,669

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of June 30, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)		2007		2006
Export accounts and notes receivable with recourse	₩	3,916,392	₩	4,123,562
Export accounts and notes receivable without recourse		42,911		28,705
Trade accounts receivable with recourse		6,458		36,075
Trade accounts receivable without recourse		14,819		49,037
	₩	3,980,580	₩	4,237,379

6. Inventories

Inventories, net of valuation losses, as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Finished goods and merchandise	₩	464,781	₩	611,282
Work-in-process		1,344,047		1,315,053
Raw materials and supplies		1,277,202		1,183,477
Materials-in-transit		88,456		109,662
	₩	3,174,486	₩	3,219,474

As of June 30, 2007, losses from valuation of inventories, where net realizable value was below cost, amounted to ₩155,666 million (December 31, 2006: ₩136,497 million).

7. Leases

Details of lease contracts held by the Company are as follows:

(1) Finance lease

The Company provides S-LCD Corporation with machinery and equipment. The minimum lease payments and their present values as of June 30, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)	2007		2006	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 145,381	₩ 109,189	₩ 90,686	₩ 69,348
From one to five years	340,727	288,836	174,464	154,140
	486,108	₩ 398,025	265,150	₩ 223,488
Present value adjustment	(88,083)		(41,662)	
Financing lease receivables	₩ 398,025		₩ 223,488	

(2) Operating lease

The Company provides S-LCD Corporation with land and buildings. As of June 30, 2007, the book value of leased properties is ₩725,540 million (December 31, 2006: ₩373,979 million) and minimum lease payments as of June 30, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)	2007	2006
Within one year	₩ 111,569	₩ 59,122
From one to five years	183,945	123,887
	₩ 295,514	₩ 183,009

8. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of June 30, 2007 and December 31, 2006, consist of the following:

		2007		2006
(In millions of Korean won)	Detail	Acquisition Cost	Recorded Book Value	Recorded Book Value
Listed equities [1]	(1)	₩ 320,854	₩ 1,988,676	₩ 1,015,590
Non-listed equities [1]	(2)	164,871	117,811	119,618
Government and public bonds		-	-	13,586
Funds		-	-	150
		₩ 485,725	₩ 2,106,487	₩ 1,148,944

[1] Excludes equity-method investees.

(1) Listed equities

Listed equities as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	2007					2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Fair Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩1,838,539	₩1,838,539	₩ 907,067
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	77,722	77,722	50,444
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	38,290	38,290	30,371
Cheil Communications Inc.	11,949	2.61	2,920	34,125	34,125	27,708
			₩ 320,854	₩1,988,676	₩1,988,676	₩1,015,590

The difference between the acquisition cost and fair value of the investments is recorded under other comprehensive income, a separate component of shareholders' equity.

(2) Non-listed equities

Non-listed equities as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won, except for number of shares owned and percentage of ownership)

			2007		2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Recorded Book Value	Recorded Book Value
Related Parties					
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	4,900	4,900
iMarketKorea Inc.	380,000	14.10	1,900	1,900	1,900
Samsung SDI Brasil Ltda.	2,025,165	0.08	3,068	55	55
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	1,166	1,166
Samsung Semiconductor China R&D., Ltd. [2]	-	-	-	-	3,678
Others [1]			4,761	1,828	1,828
Other Companies					
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.22	5,677	5,677	5,677
Bluebird Soft Inc.	140,000	17.00	10,199	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	3,000	3,000
TU Media Corp.	3,015,195	5.62	15,076	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.90	9,164	9,164	9,164
Inphi Corporation	2,732,241	6.40	4,171	4,171	4,171
Others			37,423	4,411	2,540
			₩ 164,871	₩ 117,811	₩ 119,618

[1] As of June 30, 2007, these investments were not valued using the equity method of accounting due to the immateriality of their total asset balances.

[2] As of June 30, 2007, this investment, which was valued using the cost method of accounting up to December 31, 2006, is currently valued using the equity method of accounting as its total assets as of December 31, 2006, exceeded ₩7,000 million.

As of June 30, 2007, the Company's investment in Pusan Newport Co., Ltd. is pledged as collateral against the investee's debt.

9. Equity-Method Investments

Changes in equity-method investments for the six-month period ended June 30, 2007 and year ended December 31, 2006, consist of the following:

(In millions of Korean won, except for percentage of ownership)

			2007			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Period	Earnings (losses) from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 920,389	₩ (42,228)	₩ 48,346	₩ 926,507
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	394,899	14,804	25,658	435,361
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	575,712	43,368	-	619,080
Samsung Card Co., Ltd.	38.40	1,538,540	972,965	161,827	139,021	1,273,813
Samsung Techwin Co., Ltd.	25.46	211,726	216,118	21,793	(6,970)	230,941
Samsung SDS Co., Ltd.	21.27	12,753	125,614	25,352	(1,613)	149,353
Samsung Corning Co., Ltd.	45.29	94,263	233,484	(5,435)	1,854	229,903
Samsung Corning Precision Glass Co., Ltd.	42.47	179,993	894,801	182,900	(114,666)	963,035
Samsung Thales Co., Ltd.	50.00	135,000	116,075	4,656	-	120,731
S-LCD Corp.	50.00	1,750,000	1,459,395	(6,821)	199,471	1,652,045
Samsung Electronics America Inc.	100.00	1,156,974	771,889	62,503	92,863	927,255
Samsung Electronics Latinoamerica (Zona Libre), S.A.	100.00	43,842	46,286	5,008	1,024	52,318
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	341,165	31,185	14,526	386,876
Samsung Electronics (UK) Ltd.	100.00	187,907	269,509	59,990	14,010	343,509
PT. Samsung Electronics Indonesia	99.99	56,910	122,500	5,079	(14,521)	113,058
Samsung Asia Private Ltd.	70.00	20,454	217,075	16,180	1,177	234,432
Thai Samsung Electronics Co., Ltd.	91.83	37,423	126,900	18,113	5,389	150,402
Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.00	216,590	187,694	(2,635)	51,306	236,365
Samsung (China) Investment Co., Ltd.	100.00	61,023	280,459	62,936	7,278	350,673
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	52,089	142,120	105,219	5,450	252,789
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	206,553	151,736	4,131	45,581	201,448
Samsung Japan Corporation	50.96	54,024	21,878	50,228	(4,107)	67,999
TSST Japan Co., Ltd.	49.03	150,451	50,518	(9,592)	(3,393)	37,533
Others [1]		1,875,185	2,625,902	305,494	(77,114)	2,854,282
		₩ 9,065,732	₩11,265,083	₩ 1,114,055	₩ 430,570	₩12,809,708

[1] Blueteck Co., Ltd. was liquidated during the six-month period ended June 30, 2007. The difference between the liquidation value and book value of the equity-method investment amounted to ₩25,142 million and has been recorded in current operations as loss on disposal of equity method investment (non-operating expense).

(In millions of Korean won, except for percentage of ownership)

			2006			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Year	Earnings (losses) from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 897,461	₩ 27,688	₩ (4,760)	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	373,051	13,552	8,296	394,899
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	541,086	34,626	-	575,712
Samsung Card Co., Ltd.	46.85	1,649,413	805,094	127,308	40,563	972,965
Samsung Techwin Co., Ltd.	25.46	211,726	179,044	42,202	(5,128)	216,118
Samsung SDS Co., Ltd.	21.27	12,753	79,187	44,981	1,446	125,614
Samsung Corning Co., Ltd.	45.29	94,263	253,342	(21,180)	1,322	233,484
Samsung Corning Precision Glass Co., Ltd.	42.47	179,993	629,366	374,313	(108,878)	894,801
Samsung Thales Co., Ltd.	50.00	135,000	104,520	11,555	-	116,075
S-LCD Corp.	50.00	1,550,000	899,271	61,289	498,835	1,459,395
Samsung Electronics America Inc.	100.00	1,062,474	367,392	146,837	257,660	771,889
Samsung Electronics Latinoamerica (Zona Libre), S.A.	100.00	43,842	81,988	4,754	(40,456)	46,286
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	179,384	151,811	9,970	341,165
Samsung Electronics (UK) Ltd.	100.00	187,907	222,447	49,535	(2,473)	269,509
PT. Samsung Electronics Indonesia	99.99	56,910	122,418	19,193	(19,111)	122,500
Samsung Asia Private Ltd.	70.00	20,454	196,852	21,132	(909)	217,075
Thai Samsung Electronics Co., Ltd.	91.83	37,423	115,004	8,825	3,071	126,900
Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.00	170,223	175,533	3,431	8,730	187,694
Samsung (China) Investment Co., Ltd.	100.00	61,023	182,600	102,412	(4,553)	280,459
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	109,995	39,513	(7,388)	142,120
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	164,706	132,838	6,852	12,046	151,736
Samsung Japan Corporation	50.96	54,024	43,994	(10,919)	(11,197)	21,878
TSST Japan Co., Ltd.	49.03	150,451	52,304	(3,182)	1,396	50,518
Others		1,749,319	2,147,709	449,424	28,769	2,625,902
		₩ 8,638,370	₩ 8,891,880	₩ 1,705,952	₩ 667,251	₩11,265,083

Financial information of investee companies as of and for the six-month period ended June 30, 2007 and year ended December 31, 2006, follows:

	2007			
(In millions of Korean won)	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI Co., Ltd.	₩6,311,023	₩1,587,766	₩1,729,337	₩ (215,277)
Samsung Electro-Mechanics Co., Ltd.	3,124,675	1,201,493	1,197,056	24,427
Samsung Kwangju Electronics Co., Ltd.	943,903	279,596	1,180,797	53,765
Samsung Card Co., Ltd.	11,045,371	8,044,592	1,088,585	386,673
Samsung Techwin Co., Ltd.	1,902,025	985,099	1,542,023	95,710
Samsung SDS Co., Ltd.	1,237,419	417,462	1,004,692	115,487
Samsung Corning Co., Ltd.	607,612	100,071	167,859	(12,009)
Samsung Corning Precision Glass Co., Ltd.	2,621,687	312,577	995,896	407,288
Samsung Thales Co., Ltd.	451,611	210,089	200,941	9,279
S-LCD Corp.	4,257,482	843,963	1,832,874	41,652
Samsung Electronics America Inc.	2,238,060	1,161,460	4,978,947	71,703
Samsung Electronics Latinoamerica (Zona Libre), S.A.	121,916	67,811	181,766	5,641
Samsung Electronics Hungarian RT. Co., Ltd.	662,030	256,441	843,364	31,263
Samsung Electronics (UK) Ltd.	710,877	355,947	1,316,409	47,007
PT. Samsung Electronics Indonesia	311,907	186,965	529,421	8,375
Samsung Asia Private Ltd.	874,184	514,542	2,174,554	24,585
Thai Samsung Electronics Co., Ltd.	387,020	209,981	630,992	25,909
Samsung Electronics Suzhou Semiconductor Co., Ltd.	426,092	168,311	86,743	349
Samsung (China) Investment Co., Ltd.	1,051,989	688,634	877,640	62,134
Tianjin Samsung Telecom Technology Co., Ltd.	782,388	459,908	2,038,170	91,746
Samsung Electronics Suzhou LCD Co., Ltd.	231,628	25,296	46,636	4,392
Samsung Japan Corporation	1,501,406	1,264,784	4,370,790	21,855
TSST Japan Co., Ltd.	305,381	276,827	708,469	(5,164)
Others	14,206,893	10,008,980	29,877,430	409,169

	2006			
(In millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩6,399,632	₩1,694,492	₩4,907,618	₩ 91,446
Samsung Electro-Mechanics Co., Ltd.	3,061,143	1,275,989	2,393,645	96,896
Samsung Kwangju Electronics Co., Ltd.	799,691	189,150	2,033,550	28,998
Samsung Card Co., Ltd.	11,222,023	9,401,471	2,288,190	271,870
Samsung Techwin Co., Ltd.	1,776,634	925,667	2,868,706	160,262
Samsung SDS Co., Ltd.	1,272,924	560,871	2,100,034	220,863
Samsung Corning Co., Ltd.	643,691	128,108	481,701	(47,868)
Samsung Corning Precision Glass Co., Ltd.	2,445,602	273,780	1,965,653	891,066
Samsung Thales Co., Ltd.	447,303	215,061	461,872	22,525
S-LCD Corp.	3,463,446	490,523	3,889,445	114,406
Samsung Electronics America Inc.	2,000,202	1,088,178	9,447,407	157,786
Samsung Electronics Latinoamerica (Zona Libre), S.A.	122,489	75,050	338,326	(7,375)
Samsung Electronics Hungarian RT. Co., Ltd.	496,444	136,807	1,652,940	155,811
Samsung Electronics (UK) Ltd.	684,509	390,893	2,670,349	56,681
PT. Samsung Electronics Indonesia	308,825	177,736	976,182	21,497
Samsung Asia Private Ltd.	898,731	564,794	5,075,195	31,928
Thai Samsung Electronics Co., Ltd.	309,727	164,466	896,875	12,996
Samsung Electronics Suzhou Semiconductor Co., Ltd.	340,816	134,690	149,391	7,749
Samsung (China) Investment Co., Ltd.	682,285	388,546	1,281,434	106,361
Tianjin Samsung Telecom Technology Co., Ltd.	655,100	430,207	3,136,402	93,983
Samsung Electronics Suzhou LCD Co., Ltd.	163,417	7,058	78,092	4,280
Samsung Japan Corporation	1,580,039	1,357,213	9,016,707	24,171
TSST Japan Co., Ltd.	382,393	341,754	1,395,532	22,311
Others	13,523,514	9,679,362	52,848,385	680,983

Market value information of publicly listed investee companies as of June 30, 2007 and December 31, 2006, are as follows:

	2007		2006	
(In millions of Korean won)	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 556,965	₩ 926,507	₩ 596,881	₩ 920,389
Samsung Electro-Mechanics Co., Ltd	895,270	435,361	766,995	394,899
Samsung Card Co., Ltd. [1]	2,642,351	1,273,813	-	972,965
Samsung Techwin Co., Ltd.	954,727	230,941	665,564	216,118

[1] Samsung Card Co., Ltd. was listed on the Korea Stock Exchange on June 27, 2007.

10. Property, Plant and Equipment

Property plant and equipment as of June 30, 2007 and 2006, and its movements for the six-month periods then ended, consist of the following:

	2007					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
Balance at January 1, 2007	₩2,787,127	₩5,714,950	₩16,222,039	₩ 3,283,773	₩ 812,553	₩28,820,442
Acquisition	3,580	12,411	111,702	4,511,875	43,083	4,682,651
Transfer	17	731,121	3,577,400	(4,393,327)	84,789	-
Disposal	(20,260)	(40,898)	(82,365)	-	(3,748)	(147,271)
Depreciation	-	(207,685)	(2,981,373)	-	(128,406)	(3,317,464)
Others	-	(278)	(1,260)	(233,988)	(703)	(236,229)
Balance at June 30, 2007	₩2,770,464	₩6,209,621	₩16,846,143	₩ 3,168,333	₩ 807,568	₩29,802,129

	2006					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
Balance at January 1, 2006	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194
Acquisition	81	6,658	47,558	4,693,196	34,278	4,781,771
Transfer	4,791	739,187	3,872,217	(4,712,706)	96,511	-
Disposal	(61,073)	(75,111)	(28,240)	-	(5,517)	(169,941)
Depreciation	-	(173,338)	(2,296,324)	-	(112,541)	(2,582,203)
Others	-	(316)	(4,459)	(53,489)	2,852	(55,412)
Balance at June 30, 2006	₩2,517,031	₩5,310,323	₩14,245,809	₩ 3,846,127	₩ 705,119	₩26,624,409

Property, plant and equipment as of June 30, 2007 and 2006, and its movements for the three-month periods then ended, consist of the following:

	2007					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and equipment**	**Construction-In-Progress and Machinery-In-Transit**	**Others**	**Total**
Balance at April 1, 2007	₩2,770,464	₩5,796,257	₩16,332,230	₩4,114,046	₩ 812,050	₩29,825,047
Acquisitions	-	8,855	67,499	1,848,154	17,106	1,941,614
Transfer	-	513,470	2,023,781	(2,581,552)	44,301	-
Disposal	-	(45)	(58,483)	-	(1,092)	(59,620)
Depreciation	-	(108,689)	(1,517,676)	-	(64,765)	(1,691,130)
Others	-	(227)	(1,208)	(212,315)	(32)	(213,782)
Balance at June 30, 2007	₩2,770,464	₩6,209,621	₩16,846,143	₩3,168,333	₩ 807,568	₩29,802,129

	2006					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and equipment**	**Construction-In-Progress and Machinery-In-Transit**	**Others**	**Total**
Balance at April 1, 2006	₩2,572,468	₩5,158,453	₩13,374,569	₩ 3,828,317	₩ 702,693	₩25,636,500
Acquisitions	24	3,186	7,735	2,474,209	15,963	2,501,117
Transfer	609	311,421	2,058,182	(2,413,649)	43,437	-
Disposal	(56,070)	(73,007)	(13,809)	-	(2,167)	(145,053)
Depreciation	-	(89,646)	(1,180,449)	-	(57,659)	(1,327,754)
Others	-	(84)	(419)	(42,750)	2,852	(40,401)
Balance at June 30, 2006	₩2,517,031	₩5,310,323	₩14,245,809	₩ 3,846,127	₩ 705,119	₩26,624,409

11. Intangible Assets

The changes in intangible assets for the six-month periods ended June 30, 2007 and 2006, are as follows:

	2007			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2007	₩ 861	₩ 251,829	₩ 269,688	₩ 522,378
Acquisitions [1]	-	55,776	38,366	94,142
Disposal	-	(4)	(306)	(310)
Amortization	(178)	(28,544)	(44,303)	(73,025)
Balance at June 30, 2007	₩ 683	₩ 279,057	₩ 263,445	₩ 543,185

	2006			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2006	₩ 1,717	₩ 231,073	₩ 233,011	₩ 465,801
Acquisitions [1]	-	33,190	53,921	87,111
Disposal	-	(1)	(5)	(6)
Amortization	(678)	(26,854)	(34,758)	(62,290)
Balance at June 30, 2006	₩ 1,039	₩ 237,408	₩ 252,169	₩ 490,616

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

The changes in intangible assets for the three-month periods ended June 30, 2007 and 2006, are as follows:

	2007			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at April 1, 2007	₩ 772	₩ 269,364	₩ 273,469	₩ 543,605
Acquisitions [1]	-	24,318	12,741	37,059
Disposal	-	-	(300)	(300)
Amortization	(89)	(14,625)	(22,465)	(37,179)
Balance at June 30, 2007	₩ 683	₩ 279,057	₩ 263,445	₩ 543,185

	2006			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at April 1, 2006	₩ 1,378	₩ 233,749	₩ 240,857	₩ 475,984
Acquisitions [1]	-	17,306	29,337	46,643
Disposal	-	(1)	(3)	(4)
Amortization	(339)	(13,646)	(18,022)	(32,007)
Balance at June 30, 2006	₩ 1,039	₩ 237,408	₩ 252,169	₩ 490,616

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

12. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Long-term trade receivables, net	₩	26,170	₩	10,502
Long-term loans receivables, net		210,036		231,239
Long-term guarantee deposits		420,966		446,337
Long-term prepaid expenses		428,410		495,906
	₩	1,085,582	₩	1,183,984

13. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)	Due Date		2007		2006
US$ denominated straight bonds [1]	October 1, 2027	₩	92,680	₩	92,960
Less: Discounts			(5,591)		(5,643)
		₩	87,089	₩	87,317

[1] On October 2, 1997, the Company issued straight bonds in the amount of US$100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

14. Liability Provisions

The changes in main liability provisions during the six-month period ended June 30, 2007, are as follows:

(In millions of Korean won)

	Reference	January 1, 2007	Increase	Decrease	June 30, 2007
Warranty reserves	(A)	₩ 235,807	₩ 192,909	₩ 163,578	₩ 265,138
Royalty expenses	(B)	934,047	320,178	87,992	1,166,233
Incentives	(C)	274,358	642,273	122,062	794,569

(A) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(B) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreements.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period. The incentive is expected to be paid after the end of 2007.

In addition, the Company granted productivity incentives and profit sharing to its employees and directors based on their performance and has made a provision in accrued expenses for the estimated incentive cost for the six-month period ended June 30, 2007. This incentive is expected to be paid within one year.

15. Commitments and Contingencies

(A) As of June 30, 2007, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating to ₩7,600 million in loans and US$611.52 million on drawn facilities which have a maximum limit of US$2,642 million.

As of June 30, 2007, the Company is contingently liable for guarantees undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica (Zona Libre), S.A., a foreign subsidiary of the Company.

As of June 30, 2007, the Company is contingently liable for guarantees of indebtness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) As of June 30, 2007, the Company has bank overdraft facility agreements with Shinhan Bank and five other banks with a combined maximum limit of ₩195,000 million.

(C) As of June 30, 2007, the Company has trade notes receivable discounting facilities with five banks, including Standard Charted First Bank Korea with a combined limit of up to ₩539,000 million; and a trade financing agreement with 23 banks including Shinhan Bank for up to US$ 9,867 million. In addition, the Company has a credit sales facility agreement with five banks, including Woori Bank and Kookmin Bank and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collateral with four banks, including Woori Bank for up to ₩970,000 million.

(D) In 2002, the United States Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, which include Samsung Semiconductor Inc. (SSI), a US subsidiary of the Company. The Company and SSI entered into a plea agreement with the Justice Department on November 30, 2005 and agreed to pay US$300 million over five years. As of December 31, 2005, SSI had accrued US$300 million in provisions in its balance sheet relative to the agreement.

Following the announcement of the Justice Department's investigation, several civil class actions were filed against the Company and SSI. As a result, SSI recognized expenses amounting to US$ 67 million related to direct individual and entity purchasers class actions for the year ended December 31, 2005 which was settled for US$ 67 million in April 2006. SSI has recognized additional expenses amounting to US$ 93.5 million as further potential losses from civil class actions by indirect purchasers for the year ended December 31, 2006. The Company's management believes that although the outcome of this case is uncertain and the results could differ from the current estimates, the outcome will not have a material adverse effect on the operations or financial position of the Company.

(E) The United States Department of Justice Antitrust Division (the Justice Department) and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD and SRAM, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries. Furthermore, several civil class actions for anti-trust violations by the sellers of FLASH memory were filed against the Company and its subsidiaries. As of balance sheet date, the outcome of these civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of Company cannot be determined.

(F) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(G) As of June 30, 2007, the Company has been named as a defendant in 20 overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Sony Ericsson Mobile Communications Inc., Agere Systems Inc., InterDigital Communications Corporation, ON Semiconductor Corporation, Hitachi Global Storage Technologies Netherlands B.V., Stormedia Texas, LLC., Renesas Technology Corp., Anvik Corporation, Technology Development & Licensing, Zoltar Satellite Alarm System Inc., Texas MP3 Technologies, Seiko Instruments Inc., Alberta Telecommunications Research Centre, Crystal Image Technology, Inc., and as the plaintiff in seven overseas legal actions against International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Sony Ericsson Mobile Communications Inc., ON Semiconductor Corporation, Renesas Technology Corp., InterDigital Communication Corporation for alleged patent infringements.

Domestic legal actions involving the Company include six cases as the plaintiff with total claims amounting to approximately ₩7,483 million and 29 cases as the defendant excluding the Samsung Motors Inc. case, mentioned above in (F) amounting to approximately ₩126,636 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of June 30, 2007, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

16. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. Debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2006, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, in overseas stock markets are as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of June 30, 2007, outstanding global depositary receipts consist of 22,169,388 shares for common stock (common stock equivalent: 11,084,694 shares) and 7,317,338 shares for non-voting preferred stock (preferred stock equivalent: 3,658,669 shares).

As of June 30, 2007, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

17. Retained Earnings

Retained earnings as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Appropriated				
Legal reserve:				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Reserve for impairment of financial structure [2]		204,815		204,815
Discretionary reserve:				
Reserve for business rationalization		8,512,101		7,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		22,936,458		18,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		2,550,000		2,000,000
Reserve for capital expenditure		8,216,440		6,660,814
		43,714,084		36,608,458
Unappropriated		2,918,338		7,748,314
Total	₩	46,632,422	₩	44,356,772

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of the financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

18. Treasury Stock

As of June 30, 2007, the Company holds 21,081,727 common shares and 2,979,693 preferred shares as treasury stocks recorded as a capital adjustment.

19. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees and directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity, net of forfeitures and exercises	855,736	1,169,569	570,653	82,982	215,709	548,549	7,200	10,000
Exercise price [1]	₩272,700	197,100	329,200	342,800	288,800	580,300	460,500	606,700
Exercise period from the date of the grant [2]	3-10 years	3-10 years	2-10 years	2-10 years	2-10 years	2-10 years	2-4 years	2-10 years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.
[2] The options will fully vest after two years of continuous employment from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

Compensation expense relating to stock options amounted to ₩400 million for the six-month period ended June 30, 2007, and is estimated to be ₩380 million in total for future periods.

20. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of June 30, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Gain on valuation of available-for-sale securities	₩	1,213,754	₩	510,274
Loss on valuation of available-for-sale securities		(50)		(1,376)
Gain on valuation of equity-method investments		799,462		513,105
Loss on valuation of equity-method investments		(356,197)		(465,079)
	₩	1,656,969	₩	556,924

21. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 27.5%.

Income tax expense for the six-month periods ended June 30, 2007 and 2006, consists of the following:

(In millions of Korean won)		2007		2006
Current income tax	₩	586,838	₩	590,205
Increase (decrease) in deferred income taxes		(130,275)		17,794
Items charged directly to shareholders' equity		(19,072)		(2,415)
	₩	437,491	₩	605,584

The following table reconciles the expected amount of income tax expense based on statutory rates to the income tax expense recorded by the Company for the six-month periods ended June 30, 2007 and 2006:

(In millions of Korean won)		2007		2006
Income before tax	₩	3,459,216	₩	3,984,032
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		951,284		1,095,609
Tax credit		(367,002)		(464,094)
Others, net		(146,791)		25,931
Income tax expense	₩	437,491	₩	605,584
Effective tax rate		12.65%		15.20%

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as June 30, 2007, are as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ 291,643	₩(1,747,207)	₩ (560,684)	₩ 80,202	₩(480,482)	₩ (98,535)	₩ (381,947)
Equity-method investments	(2,627,490)	(807,181)	(3,434,671)	(499,340)	(39,770)	(539,110)	-	(539,110)
Depreciation	(938,866)	245,130	(693,736)	(258,188)	67,411	(190,777)	-	(190,777)
Capitalized interest expense	(128,647)	8,334	(120,313)	(35,378)	2,292	(33,086)	-	(33,086)
Accrued income	(208,642)	(11,646)	(220,288)	(57,376)	(3,203)	(60,579)	(60,579)	-
Accrued expenses	1,718,892	343,433	2,062,325	472,695	94,445	567,140	559,358	7,782
Deferred foreign exchange gains	20,024	(478)	19,546	5,507	(132)	5,375	-	5,375
Impairment losses on investments	49,300	(7,874)	41,426	13,558	(2,166)	11,392	-	11,392
Others	93,913	61,771	155,684	25,826	16,987	42,813	(1,934)	44,747
	₩(4,060,366)	₩ 123,132	₩(3,937,234)	₩ (893,380)	₩ 216,066	(677,314)	398,310	(1,075,624)
Gain on valuation of available-for-sale securities	₩ (703,826)	₩ (970,317)	₩(1,674,143)	₩ (193,552)	₩(266,837)	(460,389)	(1,736)	(458,653)
Loss on valuation of available-for-sale securities	1,898	(1,829)	69	522	(503)	19	19	-
Gain on valuation of equity-method investments	(540,888)	(325,637)	(866,525)	(27,783)	(18,243)	(46,026)	-	(46,026)
Loss on valuation of equity-method investments	533,266	(125,242)	408,024	68,187	(16,360)	51,827	-	51,827
Total	₩ (709,550)	₩(1,423,025)	₩(2,132,575)	₩ (152,626)	₩(301,943)	(454,569)	(1,717)	(452,852)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩1,014,832	₩ (71,908)	₩ 942,924	₩ 979,601	₩ (82,656)	896,945	896,945	-
						₩(234,938)	₩1,293,538	₩(1,528,476)

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

The Company did not recognize the income tax effect of a ₩399,034 million (2006: ₩411,691 million) temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revaluation.

The Company did not recognize the income tax effect of a ₩632,296 million (2006: ₩632,804 million) temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as of June 30, 2006, were as follows:

	Temporary Differences			Deferred Income Taxes				
(In millions of Korean won)	**Beginning Balance**	**Increase (Decrease)**	**Ending Balance**	**Beginning Balance**	**Increase (Decrease)**	**Ending Balance**	**Current**	**Non-Current**
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ -	₩(2,038,850)	₩ (560,684)	₩ -	₩(560,684)	₩ (80,204)	₩ (480,480)
Equity-method investments	(1,280,755)	(393,966)	(1,674,721)	(381,023)	(44,805)	(425,828)	-	(425,828)
Depreciation	(684,996)	(186,075)	(871,071)	(188,374)	(51,171)	(239,545)	-	(239,545)
Capitalized interest expense	(141,647)	3,681	(137,966)	(38,953)	1,012	(37,941)	-	(37,941)
Accrued income	(219,752)	(64,680)	(284,432)	(60,432)	(17,787)	(78,219)	(78,219)	-
Accrued expenses	1,374,401	515,477	1,889,878	377,960	141,757	519,717	463,751	55,966
Deferred foreign exchange gains	25,251	(3,812)	21,439	6,944	(1,048)	5,896	-	5,896
Impairment losses on investments	55,872	(5,470)	50,402	15,365	(1,504)	13,861	-	13,861
Others	61,817	3,706	65,523	17,000	1,019	18,019	(2,129)	20,148
	₩(2,848,659)	₩ (131,139)	₩(2,979,798)	₩ (812,197)	₩ 27,473	(784,724)	303,199	(1,087,923)
Gain on valuation of available-for-sale securities	₩ (530,082)	₩ (156,710)	₩ (686,792)	₩ (145,772)	₩(43,096)	(188,868)	(2,797)	(186,071)
Loss on valuation of available-for-sale securities	32,450	(31,614)	836	8,924	(8,694)	230	181	49
Gain on valuation of equity-method investments	(498,476)	12,355	(486,121)	(21,244)	(591)	(21,835)	-	(21,835)
Loss on valuation of equity-method investments	477,416	115,177	592,593	64,695	10,106	74,801	-	74,801
	₩ (518,692)	₩ (60,792)	₩ (579,484)	₩ (93,398)	₩(42,275)	(135,672)	(2,616)	(133,056)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 929,603	₩ (4,484)	₩ 925,119	₩ 897,144	₩(42,752)	854,392	854,392	-
						₩ (66,004)	₩1,154,975	₩(1,220,979)

See Report of Independent Accountants.

The Company changed its method of recognizing deferred income tax on temporary differences from investments in subsidiaries and equity investees in accordance with the Korea Accounting Institute opinion 06-2, *Accounting for recognition of deferred income tax for investments of interests in subsidiaries, equity investees and joint ventures*, announced on December 29, 2006.

As a result of this accounting change, income tax expense for the six-month period ended June 30, 2007, decreased by ₩25,751 million. Retained earnings as of June 30, 2007, gain on valuation of equity-method investments and loss on valuation of equity-method investments, decreased by ₩77,666 million, 46,026 million and ₩51,827 million, respectively. In addition, deferred income tax liabilities as of June 30, 2007, increased by ₩71,865 million.

The Company's June 30, 2006 and December 31, 2006 and 2005 non-consolidated financial statements have been restated to reflect this change. Restatements, as of and for the year ended December 31, 2006, are as follows:

(In millions of Korean won, except per share amounts)	**As Previously reported**	**Adjustments**	**As Restated**
Deferred income tax liabilities	₩1,158,802	₩ 63,013	₩1,221,815
Unappropriated retained earnings	7,851,731	(103,417)	7,748,314
Gain on valuation of equity-method investments	540,888	(27,783)	513,105
Loss on valuation of equity-method investments	(533,266)	68,187	(465,079)
Income tax expense	1,290,110	9,596	1,299,706
Net income	7,926,087	(9,596)	7,916,491
Basic earnings per share	52,880	(64)	52,816
Diluted earnings per share	52,120	(63)	52,057

Restatements as of and for the six-month period ended June 30, 2006, are as follows:

(In millions of Korean won, except per share amounts)	**As Previously reported**	**Adjustments**	**As Restated**
Deferred income tax liabilities	₩ 1,164,789	₩ 56,190	₩1,220,979
Unappropriated retained earnings	3,393,813	(109,156)	3,284,657
Gain on valuation of equity-method investments	486,121	(21,835)	464,286
Loss on valuation of equity-method investments	(595,593)	74,801	(517,792)
Income tax expense	590,249	15,335	605,584
Net income	3,393,783	(15,335)	3,378,448
Basic earnings per share	22,479	(101)	22,378
Diluted earnings per share	22,122	(100)	22,022

Restatements as of and for the year ended December 31, 2005, are as follows:

(In millions of Korean won, except per share amounts)	**As Previously reported**	**Adjustments**	**As Restated**
Deferred income tax liabilities	₩ 865,761	₩ 50,370	₩ 916,131
Unappropriated retained earnings	7,563,591	(93,821)	7,469,770
Gain on valuation of equity-method investments	498,476	(21,244)	477,232
Loss on valuation of equity-method investments	(477,416)	64,695	(412,721)
Income tax expenses	1,230,259	29,458	1,259,717
Net income	7,640,213	(29,458)	7,610,755
Basic earnings per share	49,970	(193)	49,777
Diluted earnings per share	49,128	(189)	48,939

22. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the six-month periods ended June 30, 2007 and 2006, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2007**	**2006**
Net income as reported on the statements of income	₩ 3,021,725	₩ 3,378,448
Adjustments:		
Dividends for preferred stock	(60,058)	(61,268)
Excess payment for preferred shares over carrying value	(169,607)	-
Undeclared participating preferred stock dividend	(328,026)	(399,105)
Net income available for common stock	2,464,034	2,918,075
Weighted-average number of common shares outstanding	126,820,503	130,401,255
Earnings per share	₩ 19,429	₩ 22,378

Diluted earnings per share for the six-month periods ended June 30, 2007 and 2006, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2007**	**2006**
Net income available for common stock	₩ 2,464,034	₩ 2,918,075
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	2,464,034	2,918,075
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	128,437,635	132,504,642
Diluted earnings per share	₩ 19,185	₩ 22,022

Basic earnings per share for the three-month periods ended June 30, 2007 and 2006, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2007**	**2006**
Net income as reported on the statements of income	1,422,514	₩ 1,496,653
Adjustments:		
Dividends for preferred stock	(30,029)	(30,634)
Excess payment for preferred shares over carrying value	-	-
Undeclared participating preferred stock dividend	(163,531)	(173,336)
Net income available for common stock	1,228,954	1,292,683
Weighted-average number of common shares outstanding	126,171,367	129,931,902
Earnings per share	₩ 9,740	₩ 9,949

Diluted earnings per share for the three-month periods ended June 30, 2007 and 2006, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2007**	**2006**
Net income available for common stock	₩ 1,228,954	₩ 1,292,683
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	1,228,954	1,292,683
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	127,775,410	131,984,023
Diluted earnings per share	₩ 9,618	₩ 9,794

[1] Common equivalent shares

	2007		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	1,617,132	181/181	1,617,132

	2006		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,103,387	181/181	2,103,387

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in the diluted earnings per share calculation.

Basic earnings per share and diluted earnings per share for the year ended December 31, 2006, were ₩52,816 and ₩52,057, respectively.

Basic earnings per share and diluted earnings per share for the three-month period ended March 31, 2007, were ₩9,687 and ₩9,560, respectively.

23. Comprehensive Income

Comprehensive income for the three-month and six-month periods ended June 30, 2007 and 2006, are as follows:

	For the six-month periods ended June 30	
	2007	2006
Net income	₩ 3,021,725	₩ 3,378,448
Other comprehensive income	1,100,045	18,518
Gain on valuation of available-for-sale securities, net of related income taxes ₩266,837 million (2006: ₩43,096 million)	703,480	113,615
Loss on valuation of available-for-sale securities, net of related income taxes ₩503 million (2006: ₩8,694 million)	1,326	22,920
Gain on valuation of equity-method investments, net of related income taxes ₩39,280 million (2006: ₩591 million)	286,357	(12,946)
Loss on valuation of equity-method investments, net of related income taxes ₩16,360 million (2006: ₩10,106 million)	108,882	(105,071)
Comprehensive income	₩ 4,121,770	₩ 3,396,966

	For the three-month periods ended June 30	
	2007	2006
Net income	₩ 1,422,514	₩ 1,496,653
Other comprehensive income	926,752	109,435
Gain on valuation of available-for-sale securities, net of related income taxes ₩234,101 million (2006: ₩46,466 million)	617,175	122,498
Loss on valuation of available-for-sale securities, net of related income taxes ₩335 million (2006: ₩143 million)	883	(374)
Gain on valuation of equity-method investments, net of related income taxes ₩36,037 million (2006: ₩910 million)	297,943	(3,123)
Loss on valuation of equity-method investments, net of related income taxes ₩3,508 million (2006: ₩4,687 million)	10,751	(9,566)
Comprehensive income	₩ 2,349,266	₩ 1,606,088

24. Related Party Transactions

Consolidated subsidiaries as of June 30, 2007, are as follows:

Location	Subsidiaries
Korea	Samsung Kwangju Electronics Co., Ltd.
	Samsung Card Co., Ltd.
	STECO Co., Ltd.
	SEMES Co., Ltd.
	Samsung Electronics Service Co., Ltd.
	Living Plaza Co., Ltd.
	Samsung Electronics Logitech Co., Ltd.
	Secron Co., Ltd.
	S-LCD Corporation
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd. (SEHF-K)
	International Cyber Marketing, Inc.
Americas	Samsung Electronics Canada Inc. (SECA)
	Samsung Electronics America, Inc. (SEA)
	Samsung Electronics Latinoamerica (Zona Libre), S.A. (SELA)
	Samsung Electronics Mexico S.A. de C.V. (SEM)
	Samsung Electronics Argentina S.A. (SEASA)
	Samsung Receivables Corporation (SRC)
	Samsung Semiconductor, Inc. (SSI)
	Samsung Information Systems America, Inc. (SISA)
	Samsung Telecommunications America, LLC (STA)
	Samsung International, Inc. (SII)
	Samsung Austin Semiconductor, LLC (SAS)
	Samsung Mexicana S.A. de C.V. (SAMEX)
	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)
	Samsung Electronica Columbia S.A. (SAMCOL)
	Samsung Electronica da Amazonia Ltda. (SEDA)
	SEMES America Inc.
	Samsung Electronics Chile Ltda.
	Samsung Semiconductor International Inc.
	Samsung Semiconductor Mexico, S.A. de C.V.
	Tasman Properties, Inc.

Location	Subsidiaries
Europe	Samsung Electronics Iberia, S.A. (SESA)
	Samsung Electronics Nordic AB (SENA)
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)
	Samsung Electronics Portuguesa S.A.S. (SEP)
	Samsung Electronics France S.A.S (SEF)
	Samsung Electronics (UK) Ltd. (SEUK)
	Samsung Electronics Holding GmbH (SEHG)
	Samsung Electronics Italia SpA (SEI)
	Samsung Electronics South Africa (Pty) Ltd. (SSA)
	Samsung Electronics Benelux B.V. (SEBN)
	Samsung Electronics LCD Slovakia s.r.o. (SELSK)
	Samsung Electronics Polska, Sp.zo.o. (SEPOL)
	Samsung Semiconductor Europe Limited (SSEL)
	Samsung Electronics GmbH (SEG)
	Samsung Semiconductor Europe GmbH (SSEG)
	Samsung Electronics Austria GmbH (SEAG)
	Samsung Electronics Overseas B.V. (SEO)
	Samsung Electronics Europe Logistics B.V. (SELS)
	LLC Samsung Electronics Rus (SER)
	LLC Samsung Electronics Rus Company (SERC)
	Samsung Electronics Slovakia s.r.o. (SESK)
	LLC Samsung Russia Service Center (SRSC)
	Samsung-Crosna Joint Stock Company
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Limited
	Samsung Telecoms (UK) Ltd.
	Samsung Electronics Manufacturing (UK) Ltd.
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France S.A.R.L
	Samsung Semiconductor Italia S.R.L
	Samsung Semiconductor Sweden AB

Location	Subsidiaries
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia Pty. Ltd. (SEAU)
	PT. Samsung Electronics Indonesia (SEIN)
	Samsung Asia Private Ltd. (SAPL)
	Samsung Electronics Asia Holding Pte. Ltd. (SEAH)
	Samsung Electronics Display (M) Sdn. Bhd. (SDMA)
	Samsung Electronics (M) Sdn. Bhd. (SEMA)
	Samsung Vina Electronics Co., Ltd. (SAVINA)
	Samsung Gulf Electronics FZE (SGE)
	Samsung India Electronics Private Ltd. (SIEL)
	Thai Samsung Electronics Co., Ltd. (TSE)
	Samsung Electronics Philippines Corporation (SEPCO)
	Samsung Electronics Philippines Manufacturing Corporation (SEPHIL)
	Samsung Japan Corporation (SJC)
	PT. Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics Sdn. Bhd. (SME)
	Samsung India Software Operations Private Limited (SISO)
	Samsung Telecommunications India Private Limited (STI)
	Batino Realty Corporation
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)
	Samsung Electronics Taiwan Co., Ltd. (SET)
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)
	Samsung Electronics (Shandong) Digital Printing Co., Ltd. (SSDP)
	Samsung Electronics Suzhou Semiconductor Co., Ltd. (SESS)
	Suzhou Samsung Electronics Co., Ltd. (SSEC)
	Samsung (China) Investment Co., Ltd. (SCIC)
	Tianjin Samsung Electronics Co., Ltd. (TSEC)
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)
	Samsung Electronics Hainan Fiberoptics Co., Ltd. (SEHF)
	Samsung Electronics (Beijing) Service Company Limited (SBSC)
	Hangzhou Samsung Eastcom Network Technology Co., Ltd. (HSEN)
	Samsung Semiconductor (China) R&D Co., Ltd. (SSCR)
	Beijing Samsung Telecom. R&D Center
	Samsung Electronics China R&D Center
	Samsung Electronics Shenzhen Co., Ltd.

Significant transactions with related parties for the six-month periods ended June 30, 2007 and 2006, and the related receivables and payables as of June 30, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)	2007			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD Corporation	₩ 534,755	₩ 887,465	₩ 579,638	₩ 240,369
Samsung Kwangju Electronics Co., Ltd.	2,587	1,084,897	1,934	490,675
Samsung Japan Corporation	1,635,612	691,554	28,920	157,816
Samsung Telecommunications America, LLC	768,149	38,195	22,859	147,911
Samsung Electronics Taiwan Co., Ltd.	2,172,552	345,125	80,365	30,966
Samsung Semiconductor, Inc.	2,736,943	358	60,503	-
Samsung Asia Private Ltd.	916,559	375,988	16,018	26,501
Samsung Electronics Hong Kong Co., Ltd.	1,163,296	511,647	49,012	46,071
Samsung Electronics America, Inc.	340,227	657,282	7,595	65,323
Samsung Semiconductor Europe GmbH	2,296,391	-	38,660	1,833
Samsung Electronics Overseas B.V.	240,940	-	5,084	7,990
Samsung Electronics (UK) Ltd.	543,560	416	17,568	17,539
Samsung Electronics France S.A.S.	504,502	229	3,450	14,849
Samsung Semiconductor Europe Limited	568,986	-	16,953	241
Samsung International, Inc.	257,472	15,778	79,935	6,182
Samsung Electronics Italia SpA	212,902	2,936	11,354	8,122
Tianjin Samsung Telecom Technology Co., Ltd.	1,329,866	1,762	75,545	2,076
Samsung Electronics Suzhou Computer Co., Ltd.	16,372	197,380	12,092	29,164
Others	5,514,352	1,365,609	418,371	452,973
	₩21,756,023	₩ 6,176,621	₩ 1,525,856	₩ 1,746,601

(In millions of Korean won)	2007			
	Sales	**Purchases**	**Receivable**	**Payable**
Equity Method Investees				
Samsung SDI Co., Ltd.	₩ 55,687	₩ 361,209	₩ 12,147	₩ 112,510
Samsung SDS Co., Ltd.	15,950	327,682	8,917	103,896
Samsung Electro-Mechanics Co., Ltd.	19,556	525,046	3,988	103,697
Samsung Corning Precision Glass Co., Ltd.	666	402,468	76	29,992
Samsung Techwin Co., Ltd.	32,751	230,888	26,259	51,304
Seoul Commtech Co., Ltd.	3,338	57,018	1,956	27,615
Others	5,552	113,092	25,834	37,447
	₩ 133,500	₩ 2,017,403	₩ 79,177	₩ 466,461
Others				
Samsung Corporation	₩ 6,563	₩ 728,107	₩ 1,553	₩ 349,850
iMarket Korea Inc.	23,772	147,700	15,195	83,533
Samsung Life Insurance Co., Ltd.	20,192	7,523	17,952	431
Cheil Communications Inc.	732	123,729	47	152,104
Samsung Everland	679	120,761	213,708	40,612
Samsung Heavy Industries Co., Ltd.	6,217	48,165	5,970	43,513
Samsung Fire & Marine Insurance Co., Ltd.	3,028	46,035	714	14,559
Samsung America Inc.	-	25,163	-	103,208
Samsung Deutschland GmbH	1,756	562,058	-	59,186
Others	62,740	197,482	11,244	74,178
	₩ 125,679	₩ 2,006,723	₩ 266,383	₩ 921,174

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD Corporation	₩ 474,421	₩ 1,028,510	₩ 327,564	₩ 161,129
Samsung Kwangju Electronics Co., Ltd.	18,064	882,363	1,097	342,032
Samsung Japan Corporation	2,121,178	955,880	13,140	244,467
Samsung Telecommunications America, LLC	615,793	165,138	3,186	166,839
Samsung Electronics Taiwan Co., Ltd.	1,705,839	253,926	55,441	42,696
Samsung Semiconductor Inc.	3,127,100	1,428	93,545	-
Samsung Asia Private Ltd.	1,178,632	434,686	20,322	36,921
Samsung Electronics Hong Kong Co., Ltd.	978,020	534,513	33,143	40,261
Samsung Electronics America Inc.	312,234	631,491	6,716	65,619
Samsung Semiconductor Europe GmbH	1,835,544	851	39,527	3,324
Samsung Electronics Overseas B.V.	746,813	15,165	67,731	20,103
Samsung Electronics (UK) Ltd.	637,933	102,266	5,584	54,091
Samsung Electronics France S.A.S.	483,191	2,703	3,305	24,730
Samsung Semiconductor Europe Limited	553,633	75	26,841	3,702
Samsung International, Inc.	284,974	6,569	49,287	2,010
Samsung Electronics Italia SpA.	503,018	1,852	1,730	41,100
Tianjin Samsung Telecom Technology Co., Ltd.	1,082,877	1	67,542	-
Samsung Electronics Suzhou Computer Co., Ltd.	84,270	140,229	9,274	41,010
Others	5,377,133	1,427,417	382,792	593,320
	₩22,120,667	6,585,063	₩ 1,207,767	₩ 1,883,354

(In millions of Korean won)	2006			
	Sales	Purchases	Receivable	Payable
Equity Method Investees				
Samsung SDI Co., Ltd.	₩ 90,071	₩ 716,055	₩ 19,300	₩ 127,143
Samsung SDS Co., Ltd.	17,362	320,872	13,477	126,857
Samsung Electro-Mechanics Co., Ltd.	21,526	532,654	8,532	86,312
Samsung Corning Precision Glass Co., Ltd.	397	332,955	100	4,254
Samsung Techwin Co., Ltd.	27,988	259,001	24,200	50,216
Seoul Commtech Co., Ltd.	3,152	39,105	2,760	36,411
Others	4,401	106,194	25,952	42,737
	₩ 164,897	₩2,306,836	₩ 94,321	₩ 473,930
Others				
Samsung Corporation	₩ 15,132	₩ 620,305	₩ 28,630	₩ 499,446
iMarket Korea Inc.	22,524	160,100	13,066	102,870
Samsung Life Insurance Co., Ltd.	19,409	5,184	20,926	565
Cheil Communications Inc.	617	131,739	62	205,040
Samsung Everland	834	104,566	213,362	37,614
Samsung Heavy Industries Co., Ltd.	5,820	83,868	12,832	14,558
Samsung Fire & Marine Insurance Co., Ltd.	9,427	41,971	707	2,030
Samsung America Inc.	-	22,972	-	103,834
Samsung Deutschland GmbH	-	498,393	-	123,334
Others	58,388	134,192	9,663	79,723
	₩ 132,151	₩1,833,290	₩ 299,248	₩ 1,169,014

As of June 30, 2007, lease receivables under capital lease amounting to ₩398,025 million (December 31, 2006: ₩223,488 million) are included in the receivables from S-LCD Corporation.

As of June 30, 2007, the balance of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩355,334 million (December 31, 2006: ₩1,156,158 million).

Key Management Compensation

For the six-month period ended June 30, 2007, the Company's key management compensation consists of short-term benefits of ₩11,816 million (including provision for short-term incentives), long-term benefits of ₩7,689 million and severance benefits of ₩5,750 million. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

25. Research and Development Costs

Research and development costs incurred and expensed for the six-month periods ended June 30, 2007 and 2006, consist of the following:

(In millions of Korean won)		2007		2006
Research expenses	₩	1,197,381	₩	1,127,324
Ordinary development expenses		1,760,802		1,645,785
	₩	2,958,183	₩	2,773,109

26. Segment Information

A summary of financial data by business segment and geographic area as of and for the six-month periods ended June 30, 2007 and 2006, follows:

(In millions of Korean won)	2007 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 3,001,069	₩ 9,100,379	₩ 8,738,463	₩ 6,185,468	₩ 1,729,019	₩ 264,487
Intersegment sales	23,925	2,477	741,725	388,125	934	57,583
	₩ 3,024,994	₩ 9,102,856	₩ 9,480,188	₩ 6,573,593	₩ 1,729,953	₩ 322,070
Operating profit (loss)	₩ (91,318)	₩ 949,490	₩ 862,822	₩ 364,140	₩ 491	₩ 8,155
Property, plant and equipment and Intangible assets	₩ 747,478	₩ 1,288,962	₩ 18,149,035	₩ 7,028,099	₩ 128,669	₩3,003,071
Depreciation and amortization	₩ 36,849	₩ 125,189	₩ 2,344,329	₩ 794,671	₩ 9,423	₩ 80,028

Samsung Electronics Co., Ltd.
Notes to the Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006

(In millions of Korean won)	2006 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 3,216,769	₩ 8,876,486	₩ 8,751,302	₩ 5,525,268	₩ 1,461,150	₩ 236,142
Intersegment sales	26,315	1,849	875,238	511,151	3,000	52,146
	₩ 3,243,084	₩ 8,878,335	₩ 9,626,540	₩ 6,036,419	₩ 1,464,150	₩ 288,288
Operating profit (loss)	₩ (112,833)	₩ 869,540	₩ 2,098,803	₩ 182,377	₩ (21,408)	₩ 15,546
Property, plant and equipment and intangible assets	₩ 670,480	₩ 1,298,567	₩ 15,461,996	₩ 6,858,409	₩ 152,000	₩2,673,573
Depreciation and amortization	₩ 35,889	₩ 117,559	₩ 1,833,127	₩ 572,321	₩ 11,349	₩ 74,248

(In millions of Korean won)	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	Americas	Africa
2007	₩ 6,077,109	₩ 13,081,319	₩ 5,690,803	₩ 3,959,015	₩ 210,639
2006	₩ 5,301,078	₩ 12,806,065	₩ 6,048,797	₩ 3,692,728	₩ 218,449

A summary of financial data by business segment and geographic area as of and for the three-month periods ended June 30, 2007 and 2006, follows:

(In millions of Korean won)	2007 Summary of Business by Segment					
	Digital Media	**Telecom-munications**	**Semi-conductor**	**LCD**	**Digital Appliances**	**Others**
Sales						
Net sales to external customers	₩ 1,447,440	₩ 4,497,624	₩ 4,259,780	₩ 3,341,284	₩ 954,777	₩ 131,968
Intersegment sales	11,264	1,457	375,925	198,609	629	44,593
	₩ 1,458,704	₩ 4,499,081	₩ 4,635,705	₩ 3,539,893	₩ 955,406	₩ 176,561
Operating profit (loss)	₩ (55,802)	₩ 351,478	₩ 325,582	₩ 291,012	₩ 656	₩ (2,233)
Property, plant and equipment and intangible assets	₩ 747,478	₩ 1,288,962	₩ 18,149,035	₩ 7,028,099	₩ 128,669	₩3,003,071
Depreciation and amortization	₩ 18,528	₩ 63,227	₩ 1,199,280	₩ 403,013	₩ 4,754	₩ 39,507

(In millions of Korean won)	2006 Summary of Business by Segment					
	Digital Media	**Telecom-munications**	**Semi-conductor**	**LCD**	**Digital Appliances**	**Others**
Sales						
Net sales to external customers	₩ 1,660,541	₩ 4,284,792	₩ 4,422,823	₩ 2,846,296	₩ 773,609	₩ 119,799
Intersegment sales	12,169	1,158	408,612	246,748	1,932	41,126
	₩ 1,672,710	₩ 4,285,950	₩ 4,831,435	₩ 3,093,044	₩ 775,541	₩ 160,925
Operating profit (loss)	₩ (59,194)	₩ 405,049	₩ 982,023	₩ 74,703	₩ (3,395)	₩ 18,853
Property, plant and equipment and intangible assets	₩ 670,480	₩ 1,298,567	₩ 15,461,996	₩ 6,858,409	₩ 152,000	₩2,673,573
Depreciation and amortization	₩ 18,106	₩ 60,001	₩ 933,053	₩ 305,155	₩ 5,713	₩ 37,733

	Summary of Sales by Geographic Area				
	South Korea	**Asia (excluding South Korea)**	**Europe**	**Americas**	**Africa**
2007	₩ 2,994,700	₩ 6,876,211	₩ 2,869,891	₩ 1,765,084	₩ 126,987
2006	₩ 2,739,166	₩ 6,513,725	₩ 2,832,898	₩ 1,913,590	₩ 108,481

27. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Write-off of accounts receivables and others	W 237	W 788
Increase in gain on valuation of available-for-sale securities	709,869	140,070
Increase (decrease) in loss on valuation of available-for-sale securities	(905)	(22,515)
Decrease in gain on valuation of available-for-sale securities due to disposal	6,389	26,455
Decrease in loss on valuation of available-for-sale- securities due to disposal	421	405
Increase (decrease) in gain on valuation of equity-method investments	286,357	(12,355)
Increase in loss on valuation of equity-method investments	(108,882)	114,697
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	4,627,316	4,766,194
Current maturities of other long-term liabilities	82,458	79,031
Current maturities of long-term advances received	87,058	84,325
Current maturities of long-term accrued expenses	323,874	-

END